SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D. C.  20549



                                       FORM 8

                        AMENDMENT TO APPLICATION OR REPORT

                     Filed pursuant to Section 12, 13, or 15(d) of the
                              Securities Exchange Act of 1934


                                   DUKE POWER COMPANY
                  (Exact name of registrant as specified in charter)


                                     AMENDMENT NO. 1


The undersigned registrant hereby amends its Annual Report for the fiscal year ended December 31, 1993, on Form 10-K as filed with the Securities and Exchange Commission on March 31, 1994, as follows:

    By including as an Exhibit thereto the registrant's Annual Report on Form 11-K with respect to the Stock Purchase-Savings Program for Employees and the Employees' Stock Ownership Plan of Duke Power Company for the fiscal years ended October 31, 1993 and December 31, 1993, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



DUKE POWER COMPANY



                                              By       Ellen T. Ruff
                                                       Ellen  T. Ruff
Date:  April 27, 1994                                     Secretary


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.  20549


                                   FORM 11-K



                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) of the
                           Securities Exchange Act of 1934




                      For the Fiscal Year Ended October 31, 1993

                                          of

        DUKE POWER COMPANY STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES

                                         and

                        For the Year Ended December 31, 1993

                                          of

                 DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN




          Issuer of Securities held pursuant to the Program and Plan is
                    DUKE POWER COMPANY, 422 South Church Street,
                        Charlotte, North Carolina  28242-0001



                                  DUKE POWER COMPANY
                    STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES



Statement of Participants' Investment as of October 31, 1993 and 1992, Statement of Changes in Participants' Investment for the fiscal years ended October 31, 1993, 1992 and 1991, Supplemental Schedules and Independent Auditors' Report



          TABLE OF CONTENTS
                                                                          Page


Independent Auditors' Report                                                   2

Financial Statements
       Statement of Participants' Investment as of October 31, 1993 and 1992   3


       Statement of Changes in Participants' Investment for the fiscal years
       ended October 31, 1993, 1992 and 1991                                   4


       Notes to Financial Statements                                        5-10

       Supplemental Schedules                                              11-15


NOTE: Schedules I, II and III are omitted because of the absence of conditions under which they are required, or because the required information is included in the financial statements or notes thereto.

         INDEPENDENT AUDITORS' REPORT


Duke Power Company Stock Purchase-Savings Program for Employees:

We  have  audited  the  accompanying   Statement  of
Participants'  Investment   of  the  Duke  Power  Company   Stock
Purchase-Savings Program for Employees (the Program) as of October 31, 1993 and 1992, and the related Statement of Changes in Participants' Investment for each of the three years in the period ended October 31, 1993. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the participants' investment in the Program at October 31, 1993 and 1992 and the changes in participants' investment for each of the three years in the period ended October 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Program taken as a whole. The supplemental information of investment in securities, participants' investment by fund and changes in participants' investment by fund is presented for the
purpose of    additional analysis  of  the basic  financial
statements rather than to present information regarding net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a
required part  of the basic financial statements.   This
supplemental information is the responsibility of the Program's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche

Deloitte & Touche
Charlotte, North Carolina
April 22, 1994


PAGES 3-4

STATEMENT OF PARTICIPANTS' INVESTMENT AND
STATEMENT OF CHANGES IN PARTICIPANTS' INVESTEMENT
FILED UNDER FORM SE.

                                                                        3

DUKE POWER COMPANY
STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES


NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PROGRAM

Purpose and Participation
The purpose of the Duke Power Company Stock Purchase - Savings Program for Employees (the "Program") is to provide an opportunity for eligible employees of Duke Power Company (the "Company") and its affiliates,
Crescent Resources, Inc., Nantahala Power & Light Company, Duke Energy Corp., and Duke Engineering &
Services, Inc., to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the employer, and to acquire an interest in the Company through ownership of its Common
Stock, thus enhancing the incentive for employees to contribute to the success of the Company.

Contributions
A participant may make contributions to the Program by authorizing payroll reductions from eligible earnings
as defined in the Program.    In addition to matched contributions
("Deferrals"), a participant may  authorize
additional payroll reductions without matching employer contributions ("Additional Deferrals"). The employer contributes out of current or accumulated earnings an amount equal to 100% of the amount of Deferrals in each month. The Deferrals which a participant may elect range from 1.5 percent to 5 percent of eligible earnings,
depending upon years  of employment.   The Additional  Deferrals which a
participant may elect  are dependent
upon years of employment and the participant's level of compensation. Both the Deferrals and Additional
Deferrals of some highly compensated participants may be limited by various provisions of the Internal
Revenue Code. All employee Deferrals and Additional Deferrals are exempted from federal and state income tax withholdings. However, both are subject to payroll taxes.

Investments

Prior to April 1, 1993, participants could invest only in Duke Power Company Common Stock ("Common Stock") or in  U.S. Savings Bonds.  The employer matching  contribution was always invested  in Common Stock.  Beginning
on April 1, 1993, new investment options were offered to those participants who did not have U.S. Savings
Bonds in their account. Participants who continue to hold U.S. Savings Bonds are restricted to investing in
Common Stock and Savings Bonds; however, U.S. Savings Bonds were eliminated as an investment option effective on and after November 1, 1993. On and after April 1, 1993, the employer matching contribution will continue
to  be invested  in  the Duke  Power  Company  Common Stock.    Program
participants  may invest,  subject  to
limitations discussed below, the money in their account in any or all of the funds offered in the Program.
Each participant buys "units" of a fund based on its market price. The value of an account is updated daily.
Initially, the total  amount of the participants'  accounts

                                                                          5

were transferred to
the Duke Power  Company Common
Stock Fund.   Between April  1, 1993, and  March 31, 1994, participants  could transfer up  to 10  percent per
month of their investment in the Duke Power Company Common Stock Fund, excluding unmatured employer matching
contributions, to any  of the  other funds.   After April  1, 1994,  the 10
percent limit  no longer  applies.
Throughout the plan year, the following mutual funds were offered for investment:

.  American Funds New Perspective -           Objective   is   long-
                                              term  capital   growth  through
                                              worldwide investments.

.  Dreyfus General Money Market Fund, Inc. -  Diversified, open-ended  mutual fund  that seeks  to provide  as
                                              high  a  level of  current  income
                                              as  is  consistent with  the
                                              preservation of capital and
                                              maintenance of liquidity.

.  Dreyfus Peoples Index Fund, Inc.  -        Objective  is  to  provide  investment  results  that
                                              correspond  to the  price  and yield  performance  of
                                              publicly traded  common stocks  in the  aggregate, as
                                              represented  by the  Standard & Poor's  500 Composite
                                              Stock Price Index.

.  Duke Power Common Stock Fund -             Consists  solely of Duke  Power Company  Common Stock
                                              and a small  percentage of uninvested  cash that  may
                                              be    used   to    cover   loans,    transfers,   and
                                              distributions.

.  Kemper U.S. Government Securities Fund -   Offers   high   current  income,   liquidity  and   security  of
                                              principal.

.  Twentieth Century Balanced Investors Fund -Objective is capital growth and current income.


The Company reserves the right to change the investment funds offered from time to time as conditions merit.
Units in any fund that is deleted would be liquidated and transferred to another fund of the employees' choice. The selection from available investment funds is the sole responsibility of each participant.


Prior to Program Year 1992, an additional employer contribution was made to the Program for the account of any employee who choose to  forego all or any part of  earned vacation in excess
of two  weeks per year.   Only
full weeks of vacation could be converted under this option. The contribution equal to the value of the foregone vacation time was invested in Duke Power Company Common Stock and could not be forfeited. It was
otherwise subject to  the general  provisions of the  Program.   This benefit
for foregone  vacation time  was
eliminated from the Program Plan Year 1992 and beyond.

Prior  to  January  1,  1992,  the   employer  contributed  an  additional
amount   to  employees  if  certain

                                                                       6

annually-determined performance goals set by the Company's Board of Directors were met as of the end of the
calendar  year.   This  amount  was based  on  a  percentage of  the  higher of
(1) each  employee's  regular
contributions for the plan year ended the previous October 31 or (2) 1 percent of the employee's eligible earnings (as defined by the Program) during the plan year. An additional percentage was added with respect to a goal or goals that were based on increased profitability. For Duke Power Company employees, the total percentage of Incentive Benefits to Participants' contributions could not exceed 60 percent for any goal year. Prior to the 1991 incentive goals year, all subsidiaries participated with the exception of Nantahala
Power & Light Company. For the 1991 incentive goals year, the employees were required to work for Duke Power
Company sometime within the 1991  year to be able to  receive this benefit.
This  benefit has been eliminated
from the Program for Duke Power Company and its subsidiaries, effective on and after January 1, 1992.

Participants' Accounts
Monthly, the participants' deductions and employer contributions for common stock are applied to the purchase
of shares.   Shares may be issued directly by the Company or obtained by open market  purchase.  The shares are
allocated to the individual accounts of the participants in proportion to the amounts of their deductions and
related employer contributions.   Dividends on common stock  are applied in the
same manner,  and the purchased
shares are allocated to individual accounts in proportion to the shares on which the dividends are paid.

The number of participant accounts in the Program for the class years ended October 31, 1993, 1992 and 1991 were 19,097, 19,711 and 20,050 respectively.

Vesting and Distribution
Prior to April 1, 1993, only the employer contributions on behalf of any employee with at least five years of service were vested and were not subject to forfeiture. As of April 1, 1993, all Company contributions are
100% vested  for  all participants.    The  participants' Deferrals   and
Additional  Deferrals, and  employer
contributions during the program year are paid into a class formed for that year. At the end of the program year the class is closed, and no further payments for that class are made.
The participants' deductions and
employer contributions and earnings thereon (excluding the 401(k) plan), including vacation pay contributions and performance goals contributions, may be distributed to the participants upon maturity of each class year or may be retained in the Program.

As of  April 1, 1993,  automatic distributions  of maturing  program year  funds
were  discontinued.   Instead,
program participants were able to withdraw matured funds at any time. A cash payout option has also been added to the program, permitting participants to take withdrawals in either Duke Power Company Common Stock or cash.

Early withdrawals of a participants' payroll deductions are permitted (excluding the 401(k) plan, except under certain circumstances). The Internal Revenue Code imposes a 10 percent additional Federal tax on the taxable portion of the distribution unless the employee has reached age 59-1/2, has separated from service after attaining the age 55, or in the event of disability, death or if rolled into an Individual Retirement Account
(IRA).

                                                                           7

Also, under  the 401(k)  plan, employees  may borrow,  with some  limitations,
from  their account.   The  loan
interest rate is based on the rate charged by the Trustee (See Note 5) on similar commercial loans and the normal repayment period can be up to 60 months (See Note 6).

The liability for distributions to matured classes is estimated at the Program's year end based on the October 31st market price of Duke Power Company's Common Stock.

Rights Upon Termination
The Company expects and intends to continue the Program indefinitely, but has reserved the right to amend,
suspend  or terminate the Program at any time.   In the event of termination of
the Program, the net assets of
the Program would be distributed to the participants based on the balances in their individual accounts at the date of termination.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Costs
The  Company pays all administrative costs relating to the Program.

3.       APPRECIATION IN MARKET VALUE OF INVESTMENTS

The total cost, market value and net change in unrealized appreciation in market value of Duke Power Company common stock at October 31, 1993, 1992 and 1991 are summarized as follows (dollars in thousands) :


                                                                                         EXCESS OF MARKET
                                                            MARKET                           OVER COST
                                                            VALUE            COST
 October 31, 1993                                           $690,189         $397,336        $292,853
 October 31, 1992                                           $565,973         $385,952        $180,021

 Net change in unrealized appreciation in market value of
 common stock for year ended October 31, 1993
                                                                                             $112,832

                                                                           8


                                                                                       EXCESS OF MARKET
                                                           MARKET                           OVER COST
                                                           VALUE            COST

 October 31, 1992                                           $565,973         $385,952        $180,021
 October 31, 1991                                           $493,228         $354,061        $139,167

 Net change in unrealized appreciation in market value of
 common stock for year ended October 31, 1992
                                                                                             $  40,854


 October 31, 1991                                           $493,228         $354,061        $139,167

 October 31, 1990                                           $467,112         $309,985        $157,126

 Net change in unrealized appreciation in market value of
 common stock for year ended October 31, 1991
                                                                                             $(17,959)


 The total cost, market value and net change in unrealized appreciation in market value of the other funds at October 31, 1993 are summarized as follows:


                                                                                           EXCESS OF MARKET
                                                            MARKET                             OVER COST
                                                            VALUE            COST

 Dreyfus General Money Market Fund, Inc.                    $       5,634    $       5,634   $             0

 Kemper U.S. Government Securities Fund                     $       1,020    $       1,026   $            (6)

 Dreyfus People Index Fund, Inc.                            $       2,079    $       1,989   $            90
 Twentieth Century Balanced Investors Fund                  $       2,110    $       2,022   $            88

 American Funds New Perspective                             $       5,489    $       4,962   $           527
 U.S. Savings Bonds                                         $       2,584    $       2,069   $           515

                                                                          9


4.       TAX CONSEQUENCES OF THE PROGRAM

The trust which forms a part of the Program is exempt from federal income tax under the provision of Section
501(a) of the Internal Revenue Code.

Program participants are  not taxed on either the  income earned or employer contributions until such  time as
distributions are  made.   Also, under  the 401(k)  plan, employees'  deductions
from  their pay  are based  on
pre-tax  earnings.   Therefore, the  employees'  current  taxable income,  and
thus  current income  taxes, are
reduced.

As  a result of the Tax Reform Act of  1986, the Internal Revenue Service on
January 1, 1987, began imposing a
10  percent  additional  tax  on  the  taxable  portion  of  a  withdrawal  or distribution  from  the  Stock
Purchase-Savings Program.   This tax  is in addition  to regular income tax.
Distributions after age  59-1/2 or
upon separation  from  service  after  attaining the  age  55,  disability or death  are not  subject  to  the
additional tax.   Also exempt  are qualifying distributions  that are rolled over to  an Individual Retirement
Account  plan.   Previously, the rollovers  were allowed only  for certain
distributions  (e.g. termination of
employment).  Beginning January 1, 1993,   a change in the Internal Revenue Code
allows any distribution to be
rolled over to a qualified IRA.
Also, effective  January 1, 1993, the  Code requires  in some cases  that 20%
of the  taxable portion of  any
distribution other than a  distribution of Duke Power Company common  stock be withheld for Federal income tax.
Withholding  is not  required  when the  Trustee for  the Program  transfers the distribution directly  to an
individual retirement account sponsored by the participant.

5.       THE TRUSTEE

All Program assets  are held  by the  Trustee, Wachovia  Bank of  North
Carolina,  N.A., Winston-Salem,  North
Carolina.

6.       EMPLOYEE LOANS

Effective  November 1, 1992, the  Program was amended to enable a  participant to borrow up  to 100 percent of
his/her vested account balance.   Prior to  that date,  a participant could
borrow  only 50 percent of  his/her
vested account balance.

7.       ACCOUNTING FOR EMPLOYEE LOANS

For plan year ending October 31, 1993, a change in the accounting method used to report employee loans took place. The effect of this change was to incease participants' investment by $17,542,988.

                                                                         10
PAGES 11-15.

SUPPLEMENTAL SCHEDULES FILED UNDER FORM SE.



                     DUKE POWER COMPANY
               EMPLOYEES' STOCK OWNERSHIP PLAN



     Statements   of   Net   Assets   Available   for   Plan
     Distributions  as  of  December  31,   1993  and  1992,
     Statements of Changes in  Net Assets Available for Plan
     Distributions  for the Years  Ended December  31, 1993,
     1992 and 1991, and Independent Auditors' Report



TABLE OF CONTENTS                                                       Page

Independent Auditors' Report                                              2
Financial Statements

    Statements of Net Assets Available for Plan                           3
    Distributions as of December 31, 1993 and 1992

    Statements of Changes in Net Assets Available for                     4
    Plan Distributions for the Years Ended December
    31, 1993, 1992 and 1991
    Notes to Financial Statements                                       5-7


    NOTE:   Schedules I, II and III are omitted because of the
    absence of conditions under which they are
    required, or because the required information is
    included in the financial statements or notes
    thereto.





INDEPENDENT AUDITORS' REPORT



Duke Power Company Employees' Stock Ownership Plan:

We  have  audited  the  accompanying  Statements  of  Net  Assets
Available for Plan Distributions of Duke Power Company Employees'
Stock Ownership Plan (the Plan) as of December 31, 1993 and 1992,
and the related Statements of Changes in Net Assets Available for
Plan  Distributions for  each of  the three  years in  the period
ended  December 31,  1993.   These  financial statements  are the
responsibility of  the Plan's management.   Our responsibility is
to  express an opinion on these financial statements based on our audits.

We  conducted our  audits in  accordance with  generally accepted
auditing  standards.   Those standards  require that we  plan and
perform the  audit to  obtain reasonable assurance  about whether
the financial statements are  free of material misstatement.   An
audit includes  examining, on  a test basis,  evidence supporting
the  amounts and  disclosures in  the  financial statements.   An
audit also includes assessing  the accounting principles used and significant estimates  made by management, as  well as evaluating the overall  financial statement  presentation.  We  believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan at December
31, 1993 and 1992 and the changes in its net assets available for plan distributions for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.




Deloitte & Touche

Charlotte, North Carolina
April 22, 1994


                                                                2

DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS
AS OF DECEMBER 31, 1993 AND 1992

(DOLLARS IN THOUSANDS)


                                      NOTES       1993      1992

INVESTMENTS IN DUKE POWER COMPANY
  COMMON STOCK - At  quoted market
  value (1993  - 1,343,861 shares;
  1992 - 1,433,166 shares)              3      $56,946  $ 51,773

LESS LIABILITY FOR:                     1

     Distributions payable to
     matured class participants                  3,003     2,383
     Distributions payable to
     terminated participants                        44       520


Total                                          $ 3,047   $ 2,903
NET ASSETS AVAILABLE FOR PLAN
DISTRIBUTIONS                                  $53,899  $ 48,870




See notes to financial statements.





                                                                3


          DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS
          FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

          (DOLLARS IN THOUSANDS)

                                          NOTES       1993     1992     1991

          INCREASES/(DECREASES)
          Dividends and interest                   $2,470   $2,517   $2,924

          Net change in unrealized
          appreciation in market value
          of Duke Power Company common
          stock                            3        5,556   (5,130)   5,074


          Distributions and realized
          gain related to distributions
          of appreciated securities:       1
                Matured class
                participants                       (1,865)   1,628   (6,739)

                Terminated participants              (669)    (12)   (3,297)

                Participants electing
                distribution of dividends            (463)   (522)     (775)


          NET INCREASE(DECREASE)                    5,029  (1,519)   (2,813)


          BALANCE, BEGINNING OF YEAR               48,870   50,389    53,202
          BALANCE, END OF YEAR                    $53,899 $ 48,870 $  50,389



          See notes to financial
          statements.






                                                                4
DUKE POWER COMPANY
EMPLOYEES' STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

Purpose  and   Participation  -   Duke  Power   Company  and   its
affiliates, Crescent  Resources,  Inc.  and Duke  Engineering  and
Services,  Inc.,  (collectively  referred  to  as  the  "Employing
Company"),  have adopted an   Employee  Stock Ownership  Plan (the
Plan)  for their  employees.    The  Plan is  a  stock bonus  plan
designed  to  promote  investment  by  employees  in  Duke   Power
Company.  Employees are eligible to  participate if they (1)  have attained the age of  eighteen on the first  day of the  Plan year,
(2)  have  been employees  for  the  three  immediately  preceding calendar months, and (3)  are not members  of a unit of  employees covered by  a collective bargaining  agreement which provides  for retirement  benefits  not available  to  employees generally.  The plan year consists of a calendar 12 months.

The Plan was amended in December 1987 to allow participants to elect to receive, in cash, dividends paid on shares held in their accounts.

Contributions - Employing  Company contributions to the Plan  were
based  on  payroll-tax  credits  as  provided  by  the   "Economic
Recovery  Tax Act  of 1981."  Contributions  to the Plan were made in  amounts  equal  to  one-half  of  one  percent  of  the annual compensation of all employees under the  Plan as prescribed by the law.  Beginning in  1987, the tax  credit was repealed due to  the
Tax Reform Act of  1986.  The Company has not made a  contribution to the Plan  since 1987 and does not anticipate making any further contributions to the Plan at this time.

Participants'  Accounts  - Separate  accounts  by  plan  year  are
maintained   for  each   participant  to   accumulate  any  annual
allocations and dividends earned thereon.

At December 31, 1993 there were 15,285 participant accounts in the Plan, including 830 accounts of persons terminated from employment who were eligible to receive their vested benefits.

Vesting  and  Distributions -  The  Plan  provides  for  immediate vesting.  Distributions for a  plan year are available  at the end
of the seventh  plan year  after contributions  are made.   As  of
February 1994,  all contributions have been  held in  the Plan for at  least seven years  and are  available for  distribution to the participants.  Participants may choose to  postpone  distributions until requested (up to age 70 1/2).  Plan account balances may  be distributed upon retirement or termination,  or funds may  be left in the Plan until requested (up to age 70 1/2).

                                                                5
The  liability for distributions  payable to  a matured  class and terminated  participants is  estimated at  year end  based on  the year  end  market price  of  Duke  Power Company's  common  stock.
Differences    between    estimated   distribution    and   actual
distribution  amounts  are  reflected  in  the  subsequent  year's
"distributions  and  realized  gain  related  to  distribution  of appreciated securities."

Right  Upon Termination -  The Employing  Company has reserved the right to amend  or terminate the Plan,  at any time, by resolution of the Board of  Directors of Duke  Power Company and the Trustee.
If  the Plan  were terminated,  all assets  of  the Plan  would be
distributed  to   the  individual  participants   based  upon  the
balances in their individual accounts at date of termination.

2.   BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

3.   INVESTMENTS IN DUKE POWER COMPANY COMMON STOCK

The  net  change in  unrealized  appreciation  in market  value of investments for the years ended December  31, 1993, 1992 and  1991 is as follows (dollars in thousands):


                                                     Net
                                  Market           Unrealized
                                  Value     Cost  Appreciation

1993:
December 31, 1993               $ 56,946  $ 24,921    $ 32,025

December 31, 1992                 51,773    25,304      26,469

Net change                       $ 5,173   $ (383)     $ 5,556


                                                     Net
                                  Market           Unrealized
                                  Value     Cost  Appreciation
1992:
December 31, 1992               $ 51,773  $ 25,304    $ 26,469

December 31, 1991                 61,610    30,011      31,599

Net change                     $ (9,837) $ (4,707)   $ (5,130)




                                                                6

                                                      Net
                                  Market            Unrealized
                                  Value    Cost   Appreciation

1991:
December 31, 1991               $ 61,610  $ 30,011    $ 31,599

December 31, 1990                 57,258    30,733      26,525

Net change                      $  4,352  $  (722)    $  5,074


          4.   TAX CONSEQUENCES OF THE PLAN

The Plan,  as amended, has been  approved by  the Internal Revenue
Service as  a qualified  employees' trust  under Sections 401  and
409(a)  of the Internal  Revenue Code.   The  Plan is  exempt from
income taxes under Section 501(a) of the Code.

Plan participants are not taxed on either the income earned or Employing Company contributions until distributions are made.

Beginning January 1, 1990, the Internal  Revenue Code imposed a 10 percent additional  federal income tax on  the taxable portion  of the Plan's  distributions, unless the  employee has reached age 59
1/2.   The 10  percent additional  tax does  not apply to  certain
distributions  that  are   specifically  exempted  by  the   Code:
termination of  employment after  reaching age  55, disability  or death. Also  exempt are qualifying  distributions that are  rolled over to an Individual Retirement Account(IRA)  plan.  On or  after
January 1, 1993,  the Code  requires, in some  cases, that 20%  of
the   taxable  portion   of  any   distribution  (other   than   a
distribution of Duke Power Company common stock) must be  withheld
for  Federal income tax.   Withholding  is not  required where the
trustee for the program  transfers the distribution directly to an individual retirement arrangement sponsored by the participant.

5.   THE TRUSTEE

In  accordance with  terms  of  a  trust agreement,  the  Trustee,
Wachovia   Bank   of   North   Carolina,   N.A.,   receives    all
contributions, makes  all purchases of  Duke Power Company  common
stock,  holds   all  investments,  and   makes  distributions   to
participants.



                                                                7




               INDEPENDENT AUDITORS' CONSENT



          We consent to the incorporation by reference in Post-Effective
          Amendment No. 11 to Registration Statement No. 2-72172 of Duke Power
          Company on Form S-8 of our reports dated April 22, 1994, appearing in this Annual Report on Form 11-K with respect to the Duke Power Company
          Stock Purchase-Savings Program for Employees for the fiscal year ended
          October 31, 1993 and the Duke Power Company Employees' Stock Ownership
          Plan for the year ended December 31, 1993.



          Deloitte & Touche
          Deloitte & Touche

          Charlotte, North Carolina
          April 22, 1994


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